Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the terms and provisions of the common stock, without par value (the “Common Stock”), of CTS Corporation, an Indiana corporation (“CTS” or the “Company”), and is qualified by reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of Indiana law.

The Company’s authorized capital stock is comprised of 100,000,000 shares, consisting of 75,000,000 shares of Common Stock and 25,000,000 shares of preferred stock.

Common Stock

The holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the Company’s shareholders. The holders of Common Stock have no conversion, preemptive, subscription or redemption rights. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Upon satisfaction of CTS’ obligations to holders of any preferred stock, the holders of Common Stock may receive dividends when declared by the Company’s board of directors. If CTS liquidates, dissolves or winds-up its business, holders of Common Stock will share equally in the assets remaining after the Company pays all of its creditors and satisfies all of its obligations to holders of preferred stock.

Preferred Stock

The Company’s board of directors can, without the approval of shareholders, issue one or more series of preferred stock. The Company’s board of directors can determine the number of shares of each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of CTS and make it harder to remove present management, without further action by its shareholders. Under some circumstances, the issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock if CTS liquidates or dissolves and could also restrict or limit dividend payments to holders of Common Stock.

Indiana Business Corporation Law, Articles of Incorporation and Bylaws

General

In general, the Articles of Incorporation and the Bylaws provide that:

NAI-1535436038v1

•
the board of directors fixes the number of directors within a specified range of not less than three nor more than 15 directors;
•
the existing directors will fill any vacancy or newly created directorship with a new director; and
•
only the chairman of the board, the board of directors or the president may call a meeting of the board of directors.

CTS is an Indiana corporation and is subject to the Indiana Business Corporation Law. Under the laws of Indiana, the Articles of Incorporation generally can be amended only with the approval of the Company’s board of directors and its shareholders. The Articles of Incorporation and the Bylaws provide that the Bylaws may be amended by either the board of directors or the Company’s shareholders.

Provisions of the Indiana Business Corporation Law, the Articles of Incorporation and the Bylaws may discourage or make more difficult the acquisition of control of CTS through a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage or may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CTS first to negotiate with it. CTS’ management believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits by enhancing CTS’ ability to negotiate with a person making an unfriendly or unsolicited proposal to take over or restructure CTS. CTS believes that these benefits outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Provisions of the Indiana Business Corporation Law, in addition to provisions of the Articles of Incorporation and the Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have anti-takeover effect. Certain key provisions are summarized below.

Bylaw Provisions

The Indiana Business Corporation Law permits the board of directors to issue rights, options or warrants for the purchase of shares or other securities of a corporation or any successor in interest. It also permits the board of directors to adopt procedures restricting transactions which would result in a “change of control” as defined therein. Article XXI of the Bylaws provides that the CTS board of directors may include provisions in the terms of those rights, options or warrants that, in any transaction or proposed transaction that would result in a change in control if consummated, require the approval of the “continuing directors” of the corporation for the redemption or exchange of the rights, options or warrants or the amendment of the corresponding contracts, warrants or instruments. The period requiring this approval may not exceed three years after the later of the time that (i) the “continuing directors” no longer constitute the majority of the directors of the corporation and (ii) there is an “interested shareholder.” Under the Bylaws, a “continuing director” is defined as a director who (i) is not an “interested shareholder” or any affiliate, associate, representative or nominee of an “interested

NAI-1535436038v1

shareholder” or any affiliate of an “interested shareholder” and is either a member of the CTS board of directors as of the date of issuance of the rights, options or warrants or subsequently becomes a member of the CTS board of directors if his or her election or nomination was approved or recommended by a majority of the CTS board of directors (including a majority of continuing directors then on the CTS board of directors and excluding any member whose election resulted from any actual or threatened proxy or other election contest).

Under Chapter 43 of the Indiana Business Corporation Law, an “interested shareholder” is defined as any person that is (i) the beneficial owner of 10% or more of the voting power of the corporation or (ii) an affiliate or associate of the corporation and at any time within the five years preceding the date in question was the beneficial owner of 10% or more of the voting power of the corporation at that time.

Indiana Business Corporation Law

Chapter 43 of the Indiana Business Corporation Law restricts certain “business combinations,” including mergers, sale of assets, recapitalization and reverse stock splits with interested shareholders. Under Chapter 43, a corporation cannot engage in any business combination with an interested shareholder within five years of the date the person became an interested shareholder unless the corporation's board of directors approves, in advance of the person becoming an interested shareholder, either the business combination or the purchase of shares that made the person an interested shareholder. In the absence of the board's approval, a corporation may engage in a business combination with an interested shareholder after the date that is five years after the date the person became an interested shareholder if either the disinterested shareholders approve the business combination (but they cannot do so until five years after the date the person became an interested shareholder) or among other things, the consideration to be received by the disinterested shareholders in the business combination, which must be in cash or the same form as the interested shareholder used to acquire the largest number of the shareholder's shares, is at least equal to the higher of the highest price paid for shares by the interested shareholder or the highest market value per share on either the date of the business combination or the date the person became an interested shareholder.

Chapter 42 of the Indiana Business Corporation Law also contains provisions regulating “control share acquisitions,” which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a public corporation in Indiana to meet or exceed certain threshold voting percentages (20%, 33% or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officers or employee-directors of the corporation. As permitted under the Indiana Business Corporation Law, pursuant to the Bylaws, CTS has opted out of Chapter 42 for all control share acquisitions after March 3, 1987. However, the CTS board of directors may amend the Bylaws so that Chapter 42 would apply.

The Indiana Business Corporation Law specifically authorizes directors, in considering whether an action is for the best interest of a corporation, to consider the effects of any corporate action on shareholders, employees, suppliers and customers of the corporation, communities in which offices or other facilities of the corporation are located and any other factors the directors

NAI-1535436038v1

consider pertinent. Under the Indiana Business Corporation Law, directors may be held personally liable for breaches of their duties as directors only if their actions constitute willful misconduct or if they recklessly disregard their duties.

NAI-1535436038v1